Exhibit 12

STATEMENT RE: COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollar amounts in thousands)

	For the Three Months Ended March 31,
	2009	2008
Earnings available to cover fixed charges:
Income from continuing operations	$13,650	$11,532
Interest expense	21,022	22,963
Redeemable noncontrolling interest in income	545	580

Earnings available to cover net fixed charges	$35,217	$35,075

Fixed charges:
Interest expense	$21,022	$22,963
Interest capitalized	5,655	6,063

Fixed charges	$26,677	$29,026
Preferred stock dividends	2,953	2,953

Fixed charges and preferred stock dividends	$29,630	$31,979

Earnings available to cover fixed charges	$35,217	$35,075
Divided by fixed charges	$26,677	$29,029

Ratio of earnings to fixed charges	1.3x	1.2x

Earnings available to cover fixed charges	$35,217	$35,075
Divided by fixed charges and preferred stock dividends	$29,630	$31,979

Ratio of earnings to combined fixed charges and preferred stock dividends	1.2x	1.1 x